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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 3)

TRANSACTION STATEMENT UNDER SECTION 13 (e) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3
TRANSACTION STATEMENT
UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

Illini Corporation
(Name of the Issuer)

Illini Corporation
Illini Merger Co.
(Name of Person(s) Filing Statement)

Common Stock
(Title of Class of Securities)

451773105
(CUSIP Number of Class of Securities)

Gaylon E. Martin
President and Chief Executive Officer
Illini Corporation
3200 West Iles Avenue
Springfield, Illinois 62707
(217) 787-5111
(Name, address and telephone number of person authorized to receive
notices and communications on behalf of the person(s) filing statement)	Copy to: Timothy E. Kraepel Howard & Howard Attorneys, P.C. 39400 Woodward Avenue, Suite 101 Bloomfield Hills, MI 48304-5151 (248) 645-1483

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in the checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$1,848,785	$218

*
For purposes of calculating the fee only. This amount assumes the acquisition of 45,649 shares of common stock of the subject company acquired in the merger for $40.50 per share in cash (the "Total Consideration"). Pursuant to Rule 0-11(b)(1), the amount required to be paid with the filing of this Schedule 13E-3 equals .0001177 of the Total Consideration.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $218	Filing Party: Illini Corporation
Form or Registration No.: Preliminary Schedule 13E-3	Date Filed: September 26, 2005

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

INTRODUCTION

        This Amendment No. 3 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") amends the Rule 13E-3 Transaction Statement initially filed on September 26, 2005 and Amendment Nos. 1 and 2 thereto filed on November 21, 2005 and December 19, 2005, respectively, and is being filed by Illini Corporation, an Illinois corporation (the "Company") in connection with the proposed merger (the "Merger") of Illini Merger Co., (a recently incorporated Illinois corporation formed solely for the purpose of effecting the Merger) with and into the Company, with the Company being the surviving corporation to the Merger. The Merger will be effectuated pursuant to an Agreement and Plan of Merger, dated effective as of August 18, 2005 (the "Merger Agreement"), between the Company and Illini Merger Co., as it may be amended from time to time.

        Upon effectiveness of the Merger, (i) each share of the Company's common stock, par value $0.01 per share (the "Common Stock"), held of record by a shareholder who owns, as of the effective time of the merger, fewer than 200 shares of Common Stock will be converted into the right to receive $40.50 in cash from the Company; and (ii) each share of the Common Stock held of record by a shareholder who owns, as of the effective date of the merger, 200 or more shares of Common Stock will not be affected by the Merger and will remain outstanding.

        This Schedule 13E-3 is being filed with the Securities and Exchange Commission contemporaneously with a definitive proxy statement filed by the Company pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Proxy Statement"), pursuant to which the shareholders of Illini Corporation will be given notice of and asked to approve the Merger and the Merger Agreement at the Company's special shareholders' meeting. The following cross reference sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and included in this Schedule 13E-3. The information contained in the Proxy Statement, including all appendices thereto, is expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the Proxy Statement and the appendices thereto. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Proxy Statement.

Item 1.	Summary Term Sheet
The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SUMMARY" and "QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER."
Item 2.	Subject Company Information

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "INFORMATION ABOUT ILLINI AND ITS AFFILIATES—General, —Stock Repurchases by Illini Corporation, —Recent Affiliate Transactions in Illini Stock; —Market for Common Stock and Dividend Information; and —Dividend Policy" and "INFORMATION REGARDING THE SPECIAL MEETING OF SHAREHOLDERS—Number of Shares Outstanding."
Item 3.	Identity and Background of Filing Person

The filing persons are Illini Corporation and Illini Merger Co. The subject company is Illini Corporation. Information regarding the persons specified in Instruction C to the Schedule is incorporated herein by reference to the section of Exhibit 1 entitled "INFORMATION ABOUT ILLINI AND ITS AFFILIATES— General," "—Illini Merger Co.," "—Directors and Executive Officers of Illini Corporation" and "—Voting Securities and Principal Holders Thereof."

Item 4.	Terms of the Transaction

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "SUMMARY," "INFORMATION REGARDING THE SPECIAL MEETING OF SHAREHOLDERS— Requirements for Shareholder Approval, " "SPECIAL FACTORS—Purposes of and Reasons for the Merger Proposal, —Structure of the Merger, —Recommendation of our Board of Directors, —Financial Fairness, —Certain Consequences of the Merger; Benefits and Detriments to Affiliated and Unaffiliated Shareholders, —Rights of Dissenting Shareholders, Access to Corporate Files, Appraisal Services, —Accounting Treatment, and —Material U.S. Federal Income Tax Consequences of the Merger," and "INFORMATION ABOUT ILLINI AND ITS AFFILIATES—Market for Common Stock and Dividend Information."
Item 5.	Past Contacts, Transactions, Negotiations and Agreements

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "INFORMATION ABOUT ILLINI AND ITS AFFILIATES— Recent Affiliate Transactions in Illini Stock and —Stock Repurchases by Illini Corporation"; "SPECIAL FACTORS—Recommendation of our Board of Directors; —Financial Fairness, —Interests of Certain Persons in the Merger, and —Certain Consequences of the Merger; Benefits and Detriments to Affiliated and Unaffiliated Shareholders."
Item 6.	Purposes of the Transaction and Plans or Proposals

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "SPECIAL FACTORS—Structure of the Merger, —Purposes of and Reasons for the Merger Proposal, —Purposes and Reasons of Illini Merger Co. for the Merger Proposal,, —Certain Consequences of the Merger; Benefits and Detriments to Affiliated and Unaffiliated Shareholders, —Operations of the Banks Following the Merger; —Financing of the Merger; —Termination of Securities Exchange Act Registration; and, —Conversion and Exchange of Stock Certificates," and "INFORMATION ABOUT ILLINI AND ITS AFFILIATES—Directors and Executive Officers of Illini Corporation, —Market for Common Stock and Dividend Information; and —Dividend Policy."
Item 7.	Purposes, Alternatives, Reasons and Effects

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "SPECIAL FACTORS—Purposes of and Reasons for the Merger Proposal, —Background of Merger Proposal— Recommendation of our Board of Directors, —Purposes and Reasons for Illini Merger Co. for the Merger Proposal, —Interests of Certain Persons in the Merger, —Pro Forma Effect of the Merger, —Certain Consequences of the Merger; Benefits and Detriments to Affiliated and Unaffiliated Shareholders, —Operations of the Banks Following the Merger, and —Material U.S. Federal Income Tax Consequences of the Merger," and "PRO FORMA CONSOLIDATED FINANCIAL INFORMATION."
Item 8.	Fairness of the Transaction

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "SPECIAL FACTORS—Background of the Merger Proposal; —Recommendation of our Board of Directors; —Financial Fairness; and —Position of Illini Merger Co. as to the Fairness of the Merger."
Item 9.	Reports, Opinions, Appraisals and Negotiations

The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SPECIAL FACTORS—Financial Fairness, —Determination of the Terms of the Merger"; "QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER"; and Appendix B—Fairness Opinion.
Item 10.	Source and Amount of Funds or Other Consideration
The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SPECIAL FACTORS—Financing of the Merger; and, —Source of Funds and Expenses."

Item 11.	Interest in Securities of the Subject Company

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "INFORMATION ABOUT ILLINI AND ITS AFFILIATES—Voting Securities and Principal Holders Thereof, —Recent Affiliate Transactions in Illini Stock and —Stock Repurchases by Illini Corporation."
Item 12.	The Solicitation or Recommendation

The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SPECIAL FACTORS—Recommendation of our Board of Directors; —Financial Fairness; and —Position of Illini Merger Co. as to the Fairness of the Merger" and "INFORMATION REGARDING THE SPECIAL MEETING OF SHAREHOLDERS—Voting at the Special Meeting."
Item 13.	Financial Statements

(a) The audited financial statements and unaudited interim financial statements are incorporated in the proxy statement from Illini Corporation's Annual Report on Form 10-KSB for the year ended December 31, 2004 and Quarterly Report on Form 10-QSB for the quarter ended September 30, 2005. The information in the proxy statement referred to in "DOCUMENTS INCORPORATED BY REFERENCE" and "WHERE YOU CAN FIND MORE INFORMATION" is incorporated herein by reference.

Information concerning Illini Corporation's pro forma book value and earnings to fixed charges is set forth in the proxy statement under "PRO FORMA CONSOLIDATED FINANCIAL INFORMATION" and is incorporated herein by reference.
(b) The information set forth in the proxy statement under "SPECIAL FACTORS—Pro Forma Effect of the Merger" and "PRO FORMA CONSOLIDATED FINANCIAL INFORMATION" is incorporated herein by reference.
(c) The information set forth in the proxy statement under "SELECTED HISTORICAL FINANCIAL DATA" and "SPECIAL FACTORS— Pro Forma Effect of the Merger" is incorporated herein by reference.
Item 14.	Persons/Assets Retained, Employed, Compensated or Used
The required information is incorporated herein by reference to the section of Exhibit 1 entitled "INFORMATION REGARDING THE SPECIAL MEETING OF SHAREHOLDERS— Solicitation of Proxies."
Item 15.	Additional Information

Portions of the Definitive Proxy Statement included as Exhibit 1 hereto which are not otherwise specifically incorporated by reference under Items 1 - 14 of this Schedule 13E-3 are hereby incorporated herein by this reference.
Item 16.	Exhibits

1. Definitive Proxy Statement, Form of Proxy, Notice of Special Meeting of Shareholders and related cover letter, filed with the Securities and Exchange Commission on January 13, 2006, including Appendix A— Agreement and Plan of Merger; Appendix B—Fairness Opinion; and Appendix C—Illinois Dissenters' Rights Statute (incorporated by reference from Amendment No. 3 to Schedule 14A filed on January 13, 2006).
2. Valuation Report of Keller & Company, Inc. (incorporated by reference from Schedule 13E-3 filed on September 26, 2005).
3. Term Sheet from JP Morgan Chase (incorporated by reference from Schedule 13E-3 filed on September 26, 2005).

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 13, 2006	ILLINI CORPORATION
	By:	/s/ GAYLON E. MARTIN Gaylon E. Martin President and Chief Executive Officer
ILLINI MERGER CO.
	By:	/s/ GAYLON E. MARTIN Gaylon E. Martin President

EXHIBIT INDEX

1.
Definitive Proxy Statement, Form of Proxy, Notice of Special Meeting of Shareholders and related cover letter, filed with the Securities and Exchange Commission on January 13, 2006, including Appendix A—Agreement and Plan of Merger; Appendix B—Fairness Opinion; and Appendix C—Illinois Dissenters' Rights Statute (incorporated by reference from Amendment No. 3 to Schedule 14A filed on January 13, 2006).

2.
Valuation Report of Keller & Company, Inc (incorporated by reference from Schedule 13E-3 filed on September 26, 2005).

3.
Term Sheet from JP Morgan Chase (incorporated by reference from Schedule 13E-3 filed on September 26, 2005).

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TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER INTRODUCTION
SIGNATURE
EXHIBIT INDEX